UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                              Iona Technologies plc
                    -----------------------------------------

                                (Name of issuer)




                                 Ordinary Shares
                    -----------------------------------------

                         (Title of class of securities)



                                    46206P109
                    -----------------------------------------

                                 (CUSIP number)

                                 January 1, 1999

                   ------------------------------------------

             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               | | Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               | | Rule 13d-1 (d)

---------------------------------              ----------------------------
      CUSIP No. 46206P109                13G         Page 2 of 6 Pages
---------------------------------              ----------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      335,075
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      345,175
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         345,175
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         1.8%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               Iona Technologies plc (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive office is 8-10 Lower Pembroke St., Dublin 2, Ireland.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is ordinary shares (the "Ordinary Shares"), which may be held in the form of American Depository Receipts.

Item 2(e).     CUSIP Number:

               The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) |_| Broker or dealer registered under section 15 of the Act;

               (b) |_| Bank as defined in section 3(a)(6) of the Act;

               (c) |_| Insurance Company as defined in section 3(a)(19) of the
                       Act;

               (d) |_| Investment  Company  registered  under section 8 of the
                       Investment Company Act of 1940;

               (e) |_| An  investment  adviser in  accordance  with Rule
                       13d-1(b)(1)(ii)(E);

               (f) |_| An  employee  benefit  plan,  or  endowment  fund  in
                       accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) |_| A  parent  holding   company  or  control  person  in
                       accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) |_| A savings association as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) |_| A church  plan  that  is  excluded  from  the definition
                       of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j) |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c),
               check this box.   |X|

Item 4.        Ownership.

               (a)      Amount beneficially owned:

                        The Reporting  Person owns the amount of the Ordinary
               Shares as set forth on the cover page.

               (b)      Percent of class:

                        The  Reporting  Person  owns  the  percentage  of the
               Ordinary Shares as set forth on the cover page.

               (c)      Number of shares as to which such person has:

                        (i)     sole power to vote or to direct the vote:

                                The  Reporting  Person has the sole power to
                        vote or direct the vote of the Ordinary Shares as set forth on the cover page.

                        (ii)     shared power to vote or to direct the vote:

                                 The Reporting Person has the shared power to
                        vote or direct the vote of the Ordinary Shares as set forth on the cover page.

                        (iii) sole power to dispose or to direct the disposition of:

                                 The  Reporting  Person has the sole power to
                        dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

                        (iv) shared power to dispose or to direct the disposition of:

                                 The Reporting Person has the shared power to
                        dispose or direct the disposition of the Ordinary Shares as set forth on the cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Investment management clients of the subsidiaries of the Reporting Person listed in Item 7 have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               The following are subsidiaries of the Reporting Person which hold Ordinary Shares included in the figures on the cover pages: Morgan Grenfell Investment Services Limited, Morgan Grenfell International Fund Management Limited, Morgan Grenfell Investment Management Limited, Deutsche Morgan Grenfell (C.I.) Limited and Deutsche Morgan Grenfell Trust Bank Limited.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 1999



                                       DEUTSCHE BANK AG



                                       By: /s/ Dieter Eisele
                                          -------------------------------
                                          Name:   Dr. Dieter Eisele
                                          Title:  Group Head of Compliance



                                       By: /s/ Rainer Grimberg
                                          -------------------------------
                                          Name:   Dr. Rainer Grimberg
                                          Title:  Vice President